EXHIBIT (a)(1)(M)

LIBERTY GLOBAL PLC

NOTICE TO CERTAIN HOLDERS OF STOCK OPTIONS

RE: OFFER TO PURCHASE CLASS A ORDINARY SHARES AND CLASS C ORDINARY SHARES OF LIBERTY GLOBAL PLC

August 15, 2019

As you may already know, Liberty Global plc (“Liberty Global”) has recently announced tender offers inviting its shareholders to tender (i) up to $625 million in value of its issued and outstanding Class A ordinary shares, $0.01 nominal value per share (each, a “Class A Share”), for purchase by Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc. (each, a “Counterparty Bank,” and together, the “Counterparty Banks”), each acting as principal, at a price not greater than $29.00 nor less than $25.25 per Class A ordinary share (the “Class A Offer”), and (ii) up to $1.875 billion in value of its issued and outstanding Class C ordinary shares, $0.01 nominal value per share (each, a “Class C Share,” and the Class A Shares, individually or collectively with the Class C Shares, as appropriate, the “Shares”), for purchase by the Counterparty Banks at a price not greater than $28.50 nor less than $24.75 per Class C ordinary share (the “Class C Offer”), in each case, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Tender Offers. We sometimes refer to the Class A Offer and the Class C Offer collectively as the “Tender Offers” and individually as a “Tender Offer.”

The Tender Offers are subject to a number of terms and conditions that are described in the Tender Offer documents. You are receiving this letter because you hold vested stock options (including CSOP and Performance Shares) (“Options”) under the Virgin Media Inc. 2010 Stock Incentive Plan. This letter provides a brief overview of the Tender Offers and the steps you need to take if you wish to participate. If you otherwise hold Shares applicable to the Tender Offers, including Shares held through the Virgin Media Inc. Share Incentive Plan, the Liberty Global 2014 Incentive Plan and/or the Liberty Global 2005 Incentive Plan, you should reference the Tender Offer documents described below for further information regarding such Shares.

Procedure for Option Holders to Participate

The Tender Offers are generally being made to shareholders of Class A Shares and Class C Shares. Because you hold vested Options with underlying Shares, you may participate in the Tender Offers by first exercising your vested Options with underlying Shares and then tendering your Shares in accordance with the terms and conditions of the Tender Offer documents set forth below. Please note, however, that in order to receive Shares upon an applicable exercise, the exercise price of your vested Options must be below the fair market value of the underlying Shares at the time of exercise. If the exercise price of your vested Options is equal to or above the fair market value of the underlying Shares, you will not be able to exercise your Options and receive Shares.

For information about your Options, including grant date, exercise price, vesting dates, number of vested Shares, and expiration dates, please access your account at shareworks.solium.com/solium/servlet/userLogin. Representatives of Liberty Global are also available if you have questions related to your Options, or if you need assistance in exercising your vested Options in connection with the Tender Offers.

You should also review the prospectuses prepared in connection with the registration on Form S-8 of the Shares underlying your Options. The prospectuses are available through your account at Solium Capital.

If you are a former employee of Liberty Global or its subsidiaries, your vested Options generally remain exercisable until the earlier of the adjusted expiration date or the scheduled expiration date set forth in your award agreement; you should review your account with Solium Capital (see contact information below). Please keep the expiration date of your Options in mind when making a decision about whether to participate in the Tender Offers. The Tender Offers will not extend the expiration date or otherwise modify the terms of your Options.

Following the exercise of your Options with underlying Shares, you will receive Shares that you may tender in the Tender Offers if you so choose. You should evaluate all of the Tender Offer documents to determine if participation would be advantageous to you. The Tender Offer documents consist of (1) an Offer to Purchase dated August 12, 2019, and (2) the applicable Letter of Transmittal (yellow for Class A Shares and grey for Class C Shares). You can obtain a copy of the Tender Offer documents from Innisfree M&A Incorporated, the information agent for the Tender Offers, toll-free at (888) 750-5834 and through the U.S. local number at (212) 750-5833. The Offer to Purchase sets forth all of the terms and conditions of the Tender Offers, some of which are summarized below. If you hold certificates or book-entry Shares registered in your own name, the applicable Letter of Transmittal is the form you would use to inform Liberty Global that you wish to participate in the Tender Offers. If you have the Shares that you receive upon exercise of Options deposited into a brokerage account, the brokerage firm will be required to tender the Shares on your behalf, and you must complete any forms required to instruct the broker to tender on your behalf and must meet any deadlines set by the broker for receipt of those forms. If you are considering exercising your Options and participating in the Tender Offers and have any questions, you should contact Gill James, UK Company Secretary, Virgin Media Limited at gill.james@virginmedia.co.uk. With respect to the Tender Offers, you should contact Innisfree M&A Incorporated at (212) 750-5833 or toll-free at (888) 750-5834.

Whether or not you choose to exercise your Options, and whether or not you choose to participate in the Tender Offers, are entirely your decisions. Liberty Global’s Board of Directors has approved the making of the Tender Offers. However, neither Liberty Global nor its Board of Directors is making any recommendation as to whether you should exercise your Options, whether you should participate in the Tender Offers or, if you decide to participate, at what purchase price or purchase prices you may tender your Shares in the Tender Offers. You should review the materials for the Tender Offers, each as may be amended or supplemented from time to time, including the Offer to Purchase and the applicable Letter of Transmittal, and consult your own tax, financial and other personal advisors before determining whether to exercise Options and whether to participate in the Tender Offers.

If you do decide to exercise your vested Options and participate in the Tender Offers, you should be aware that the Tender Offers expire at one (1) minute after 11:59 p.m., New York City time, on September 9, 2019, unless extended or terminated by Liberty Global. In addition, as noted above, if the Shares you receive upon exercise of Options are deposited into a brokerage account, you will have to meet any earlier deadline set by the brokerage firm for their receipt of your instruction to tender the Shares in your account.

If you wish to exercise all or a portion of your vested Options in order to tender the underlying Shares in the Tender Offers, you must exercise your Options early enough to allow Liberty Global to facilitate your exercise and to transfer the Shares to you before the Tender Offers expire. For further information, or if you have any questions relating to exercising your Options, including those relating to the applicable deadlines, contact Solium Capital as described above.

If you do elect to exercise your Options, the exercise is not revocable, even if all or a portion of your Shares are not accepted in the Tender Offers.

Summary of Terms of the Tender Offer

The terms and conditions of the Tender Offers are fully set forth in the Offer to Purchase and the Letter of Transmittal, available from Innisfree M&A Incorporated, the information agent for the Tender Offer, at (888) 750-5834. The summary set forth below is intended only to provide you with a brief overview of the Tender Offers so that you can determine whether you want to obtain a copy of the Tender Offer documents for further review. This summary is qualified by the terms and conditions set forth in the Tender Offer documents.

Liberty Global invites its shareholders to tender (i) up to $625 million in value of its issued and outstanding Class A ordinary shares, $0.01 nominal value per share (each, a “Class A Share”), for purchase by Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc. (each, a “Counterparty Bank,” and together, the “Counterparty Banks”), each acting as principal, at a price not greater than $29.00 nor less than $25.25 per Class A ordinary share (the “Class A Offer”), and (ii) up to $1.875 billion in value of its issued and outstanding Class C ordinary shares, $0.01 nominal value per share (each, a “Class C Share,” and the Class A Shares, individually or collectively with the Class C Shares, as appropriate, the “Shares”), for purchase by the Counterparty Banks at a price not greater than $28.50 nor less than $24.75 per Class C ordinary share (the “Class C Offer”), in each case, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Tender Offers. We sometimes refer to the Class A Offer and the Class C Offer collectively as the “Tender Offers” and individually as a “Tender Offer.”

Liberty Global will determine a single per share price for the Class A Shares and Class C Shares that are properly tendered and not properly withdrawn from the applicable Tender Offer, taking into account the total number of Class A Shares and Class C Shares properly tendered and the prices specified, or deemed specified, by tendering shareholders, in each case. This single per share price for Class A Shares (the “Final Class A Purchase Price”) will be the lowest single purchase price, not greater than $29.00 nor less than $25.25 per Class A Share, that would allow Liberty Global to purchase, through the Counterparty Banks, up to $625 million in value of its Class A Shares, or all Class A Shares properly tendered and not properly withdrawn in the event that fewer than $625 million in value of its Class A Shares are properly tendered and not properly withdrawn. This single per share price for Class C Shares (the “Final Class C Purchase Price”) will be the lowest single purchase price, not greater than $28.50 nor less than $24.75 per Class C Share, that would allow Liberty Global to purchase, through the Counterparty Banks, up to $1.875 billion in value of its Class C Shares, or all Class C Shares properly tendered and not properly withdrawn in the event that fewer than $1.875 billion in value of its Class C Shares are properly tendered and not properly withdrawn.

Liberty Global reserves the right to change the per share purchase price range and to increase or decrease the aggregate value sought in the Tender Offers, subject to applicable law and the authority of the Company to conduct the purchase of its ordinary shares in the capital of Liberty Global as approved by the shareholders of the Company at its annual general meeting of shareholders held on June 11, 2019 (the “2019 Shareholder Authorization”). In accordance with the rules of the Securities and Exchange Commission, and subject to the 2019 Shareholder Authorization, if Class A Shares having an aggregate value of more than $625 million and/or if Class C Shares having an aggregate value of more than $1.875 billion, in each case, are properly tendered and not properly withdrawn in the applicable Tender Offer at or below the Final Class A Purchase Price or Final Class C Purchase Price, as applicable, Liberty Global may increase the number of Shares accepted for payment in the Tender Offers by no more than 2% of the outstanding Class A Shares and/or Class C Shares, as applicable, without extending the applicable Tender Offer.

Liberty Global will acquire Shares in the Tender Offers at the Final Class A Purchase Price or Final Class C Purchase Price, as applicable, upon the terms and subject to the conditions of the Tender Offers, including “Odd Lots” priority, proration and the conditional tender provisions described in the Offer to Purchase. These terms and conditions generally provide that Liberty Global will first accept ordinary shares tendered by smaller shareholders (individuals who own, beneficially or of record, an aggregate of less than 100 Class A Shares and/or Class C Shares), provided these individuals properly tender all of their Shares, and then will accept Shares properly tendered on a pro rata basis. Liberty Global will only purchase conditionally tendered Shares, by random lot and to the extent feasible, if such purchase is necessary to permit Liberty Global to purchase up to $625 million in value of its Class A Shares and/or up to $1.875 billion in value of its Class C Shares (or such greater amount as Liberty Global may elect to purchase, subject to applicable law and the 2019 Shareholder Authorization).

If you exercise any of your vested Options, and Liberty Global does not accept the tender of all or any of your Shares for any reason, including, without limitation, oversubscription, you will not be able to rescind your exercise.

Tax Implications

You should consult your own tax advisor as to the particular U.S. federal income tax consequences to you of exercising your Options and tendering Shares pursuant to the Tender Offers and the applicability and effect of any state, local or foreign tax laws and other tax consequences with respect to Option exercises and the Tender Offers.

THE TENDER OFFERS ARE NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM, OR ON BEHALF OF, HOLDERS OF ORDINARY SHARES IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

Recordkeeping and administrative services are provided by

Solium Capital. Liberty Global and Solium Capital are not

affiliated. This material has been prepared and distributed by

Liberty Global and it is solely responsible for its accuracy.

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